PANNONPLAST

INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W., Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, May, 17, 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the recent extraordinary announcements of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza

Róza Radócz (Ms)
Executive Assistant

Enclosures

To Mr. Csaba Zoltán Chairman and CEO
PANNONPLAST Plc.
1225 Budapest, Nagytétényi út 216-218.

Announcement of LAZARUS Vagyonkezelő Rt. „under registration" about acquiring interest in PANNONPLAST Industries Plc.

To meet the obligations prescribed by § 67 (1) and §68 (2) of Act CXX. of 2001 on Capital Markets and within the deadline set there, LAZARUS Vagyonkezelő Rt. „under registration" (address: 3533 Miskolc, Árvíz u. 2/d, Registry No.: 04-10-000388; hereinafter „Lazarus") hereby announces the following:
On April 9, 2004 Lazarus entered into contracts regarding shares with the total par value of HUF 28,205,700, representing approximately 6.70% of Pannonplast Industries Public Limited Company's (hereinafter Pannonplast Plc.) share capital, and based on those contracts it is entitled to exercise ownership rights.
According to § 65 of Capital Markets Act, this way Lazarus acquired the above defined interest in Pannonplast Plc.
Prior to the publication of the present announcement, to meet the obligations prescribed by § 67 (1) of Capital Markets Act, Lazarus has informed the Hungarian Financial Supervisory Authority and the Board of Directors of Pannonplast about acquiring the above interest in Pannonplast Plc.

Budapest, April 9, 2004

LAZARUS Vagyonkezelő Rt. „under registration"

Announcement of Pannonplast

In accordance with the announcement of LAZARUS Vagyonkezelő Rt. „under registration" the company's ownership rights with 282,057 shares representing 6.7% interest in Pannonplast Plc were registered in the Register of Shareholders of Pannonplast Plc on April 15, 2004.

To meet the obligations prescribed by § 67 of Act CXX. of 2001 on Capital Markets, **Karsai Plastic Technology Holding Plc.** (8000 Székesfehérvár, Seregélyesi út, Alba Industrial Zone, Registry No. 07-10-001116, hereinafter 'the Company') announces the following information:

In the period between January 28, 2004 and April 19, 2004 the Company sold 221,412 pieces of Pannonplast shares from its stake of 417,002 shares through the Budapest Stock Exchange, at prices ranging between HUF 1,381 and HUF 1,916. As a consequence, its ownership in Pannonplast Plc. declined below 5%, to 4.61% on April 19, 2004.

(April 22, 2004)

Announcement of Pannonplast

In accordance with the above announcement of Karsai Műanyagtechnika Holding Plc the 221,412 shares were cancelled from the Register of Shareholders of Pannonplast Plc on April 22, 2004. With this Karsai Holding Plc's interest in Pannonplast Plc declined to 4.61%.

RECEIVED
2004 MAY 25 P 12: 50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Extraordinary announcement

Accelerating reorganization at Pannonplast

Moldin 2000 Plc. and Moldin Ltd. to be merged

According to the organization development and efficiency improving targets set in its strategy of March 24, 2004 the management of Pannonplast Plc. decided on the merger of its affiliates Moldin 2000 Plc. and Moldin Ltd., which operate in the field of engineering plastics,.
The two companies, which have outstanding importance for Pannonplast Group, provided 25% of the Group's consolidated revenue last year and achieved a HUF 6.5 billion revenue together.
The new company, which will be set up in mid-2004 with its center in Székesfehérvár and which is the legal successor of the previous two companies, will continue its operation under the name Pannonplast Engineering Plastics Plc.

Pannonplast Engineering Plastics Plc. employing 660 people has production plants in Székesfehérvár, Budapest and Szombathely. In addition to a more effective service of the existing customers the financially strengthening, merged company is striving to gain new orders primarily in the fields of household appliances and automotive industry as well as entertaining electronics.

According to the Company's management the merger enables the more effective use of the existing capacities, the better utilization of market possibilities, simplification of the organization, phasing of its operation as well as the more effective utilization of human and financial resources. The company will publish an announcement on the detailed financial effects of the merger in the near future.

Budapest, 22 April, 2004

Pannonplast Plc.

RECEIVED
2004 MAY 25 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Extract of Pannonplast's Annual Report for 2003

In the course of 2003, Pannonplast operated in a market environment, organizational and managing structure similar to that of the previous year. Most of the unfavorable effects of the drastic decrease in the sales revenue at the Injection Molding Cluster occurred this year and it could not be counterbalanced by the improvement of the Consumer Packaging Cluster's results. The Construction and Infrastructure Cluster as a whole did not increase its operating income. Partly as a result of the previous years' activity, the company was obliged to post one-time write-offs exceeding the usual rate. Therefore, the consolidated net loss of Pannonplast Plc. increased to HUF 1.8 billion.

At the same time, the operating income adjusted with the effects of one-time revenue and cost items was HUF 563 million, which represents a 2.9% increase compared to the HUF 547 million audited operating income of 2002.

- The Company's HUF 26.4 billion net sales practically reached the level of the previous year.
- The gross margin was HUF 7.9 billion, the gross margin ratio of 29.9% shows slight improvement compared to 2002.
- The operating income amounted to HUF 406 million, which was 25.8 % lower than that of a year earlier. The operating income already includes one-time cost items (mainly restructuring costs, value-loss and write-offs) totaling HUF 460 million. Operating cash flow (EBITDA) was HUF 3.0 billion.
- The net result of financial activities was a loss of HUF 1.087 billion.
- Extraordinary expenses included the write-offs for tangible and intangible assets related to terminated activities (metal processing, foil machine) at a value of HUF 818 million.
- The majority of the above-mentioned one-time items do not affect the cash flow directly. With a net capital expenditure of HUF 2 billion and with a slight increase in debts, the balance of cash flow was slightly negative in 2003.
- The shareholders' equity decreased to HUF 14.6 billion due to the posted accounting loss. The ratio of loans to equity was 58.9%, which indicates an increase of 7.3%, but it still can be regarded as low.
- During 2003 the Company's ownership structure went through a significant change which was reflected by the change in the members of the Board of Directors as well. The AGM of Pannonplast held on 30 April, 2003 decided on the revocation of most of the Board members and on the election of a new Board of six members. Ms. Erzsébet Fehér, chairman and CEO gave back her CEO assignment and continued to work as chairman. From July 1, 2003 Mr. János Illéssy became the CEO of the Company.
- The EGM of November 3, 2003 convened by Karsai Holding as a shareholder called back the following members of the Board of Directors: Ms. Erzsébet Fehér, Mr. Csaba Kerék and Mr. János Mészáros, and appointed Mr. Csaba Zoltán and Mr. László Molnár members of the Board. The new Board of Directors reconfirmed Mr. János Illéssy, CEO in his position and at the same time elected him to be the Chairman of the Board.

- The Court of Registry registered the resolutions of the ordinary shareholders' meeting of April 2003, and the resolutions of the extraordinary shareholders' meeting of November 2003.
- From the employees in strategic positions Ms. Mária Arany, deputy-CEO and Mr. Miklós Várhegyi, deputy-CEO left the Company during 2003.
- On February 3, 2004 the Board of Directors appointed Mr. Csaba Zoltán chairman and CEO of the Company.
- The total number of employees of the Pannonplast Group decreased by 72 from 2,072 to 2,000.

Pannonplast Plc's audited, consolidated income statement, balance sheet and cash-flow according to IFRS, approved by the AGM relating to the business year 2003:

1. **The Company's income statement** (consolidated according to IFRS, in HUF million)

		2003	**2002**	**Index (%)**
1.	Net sales	26 375	26 973	97,8
2.	Cost of sales	(18 476)	(19 086)	96,8
3.	Margin	7 899	7 887	100,1
4.	S,G&A costs	(7 052)	(7 105)	99,3
5.	Other expenses	(1 204)	(826)	145,7
6.	Other income	763	591	129,2
7.	**EBIT**	**406**	**547**	**74,2**
8.	Financial income	74	296	25,0
9.	Financial expenses	(1 161)	(1 244)	93,3
10.	**Financial results**	**(1 087)**	**(948)**	**114,7**
11.	**Operating profit before tax**	**(681)**	**(401)**	**169,9**
12.	Non-operational items	(932)	(163)	571,4
13.	**Profit before taxes**	**(1 613)**	**(564)**	**285,9**
14.	Corporate tax	(85)	(241)	35,3
15.	**Income after taxes and before minority interest**	**(1 698)**	**(805)**	**211,0**
16.	Minority interests	(146)	(154)	94,4
17.	**Net result for the given year**	**(1 844)**	**(959)**	**192,2**

2. **The Company's balance sheet** (consolidated according to IFRS, in HUF million)

		12.31. 2003	12.31. 2002	Index (%)
	FIXED ASSETS			
1.	Intangible assets	1 039	1 616	64,3
2.	Tangible assets	16 490	17 393	94,8
3.	Investments	15	26	57,7
4.	**Total assets**	**17 544**	**19 035**	**92,2**
	CURRENT ASSETS			
6.	Inventories	3 656	3 432	106,5
7.	Accounts receivable	5 459	5 190	105,2
8.	Other receivables	1 996	1 306	152,8
9.	Securities	0	0	
10.	Cash and deposits	1 040	956	108,9
11.	**Current assets**	**12 151**	**10 884**	**111,6**
12.	**TOTAL ASSETS**	**29 695**	**29 919**	**99,3**
	Shareholders' Equity			
13.	Share capital	421	421	100,0
14.	Reserves	16 051	16 861	95,2
15.	Income for the given year (loss)	(1 844)	(959)	192,2
16.	**Total Shareholders' Equity**	**14 628**	**16 323**	**89,6**
17.	Minority interest	1 476	1 530	96,4
18.	Deferred income	0	0	
19.	Long-term debts	1 066	849	125,6
	SHORT-TERM LIABILITIES			
22.	Accounts payable	3 952	3 081	128,3
23.	Short-term loans	3 814	3 598	106,0
24.	Long-term liabilities Maturing in the given year	3 733	3 583	104,2
25.	Other short-term liabilities	1 026	955	107,3
26.	**Total short-term liabilities**	**12 525**	**11 217**	**111,7**
27.	**TOTAL S/E and Liabilities**	**29 695**	**29 919**	**99,3**

3. **The Company's cash-flow** (consolidated according to IFRS, in HUF million)

		2003	2002
I.	**Operating activities**		
	Net income	(1 844)	(959)
	Depreciation of fixed assets	2 604	2 595
	Non-cash-flow generating items	1 538	431
	Changes in working capital	(371)	449
	Increase/decrease in inventories	(413)	540
	Increase/decrease in receivables	(878)	(202)
	Increase/decrease in liabilities	920	111
	Net Cash from Operations	**1 927**	**2 516**
II.	**Cash from investments**		
	Purchase of investments	(271)	(4)
	Sale of investments	0	(231)
	Purchase of tangible assets	(2 352)	(1 374)
	Sale of tangible assets	597	264
	Decrease in long-term receivables	2	0
	Purchase and sale of securities	0	11
	Cash from investments	**(2 024)**	**(1 334)**
III.	**Cash from financing activities**		
	Increase/decrease in long-term credits	288	(1 085)
	Increase/decrease in short-term credits	(316)	1197
	Dividends paid by Pannonplast		(301)
	Dividends paid to minority interests	(180)	(188)
	Foreign currency difference on consolidation	149	(337)
	Cash from financing activities	**(59)**	**(714)**
IV.	Net increase/decrease in cash	(156)	468
	Cash as of January 1	956	488
V.	**Cash as of December 31**	**800**	**956**

RECEIVED
2004 MAY 25 P 12: 50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Extraordinary announcement

Group level sales leader at Pannonplast
Strengthening controlling organization

Centralized sales activity – new manager with international experiences

It was among the strategic objectives of the management, partly renewed in February, to replace the earlier decentralized sales activity with a more effective group level sales structure.
The management assigned Mr. Roland Palkó to build up the centralized sales activity and to manage this field from May 10, 2004. During his earlier work experience, the 39-year old expert has gained wide-ranging international expertise in the packaging industry of Central and Eastern Europe as well as in entering into supply contracts with the automotive industry. As a leading sales manager he has been in contact with numerous companies, which are highly important for Pannonplast.

'It had a key importance for our company to win over an expert with industry expertise, who has already proved that he is able to build up a sales system which can be operated effectively, who has the appropriate market knowledge and who is able to manage the appearance of Pannonplast Group in new markets. Pannonplast enters the path of growth in 2005, for which the precondition is to renew the sales activity which has commenced by the assignment of Mr Roland Palkó' said Mr. Csaba Zoltán, the Company's Chairman and CEO in connection with the appointment of the expert.

Renewing controlling system

In order to accomplish the strategy published in March, the Company's management deems highly important to renew the Company's controlling field and to establish an effective planning system, based on target-figures.
In accordance with that, the Company will start to restructure its controlling activity in the next period. The Company's management assigned Mr. Antal Schilling with the management of the controlling field. He will be responsible for the introduction of the new controlling system, the annual and quarterly planning as well as the supervision of the relating performances.

Budapest, May 5, 2004

PANNONPLAST

Flash report
Pannonplast Plc

1st quarter of 2004

May 13, 2004

The Q1 2004 Flash Report of Pannonplast Plc.
Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

PANNONPLAST

The Flash Report includes the non-audited consolidated figures of Pannonplast Plc. prepared according to the International Financial Reporting Standards (IFRS)

Based on the first quarter, the accelerated reorganization is reasonable

The HUF 6 billion net sales of Pannonplast Plc. was nearly 5% higher in the first quarter of 2004 than a year earlier. Despite the increasing net sales the operating income of the Company worsened significantly, which was partly counterbalanced by the improvement of the financial income mainly due to unrealized profit on exchange rate changes, therefore the net loss of the Company widened from HUF 350 million to HUF 405 million. The deterioration of the operating income was caused by one-time items (about HUF 140 million) and the negative income of the engineering plastic business line. In addition to these the Company's management felt it necessary to generate a provision of HUF 50 million for the potential losses on inventories and trade debtors, which also decreased the operating income of the first quarter.

The operational cash-flow of Pannonplast Group was HUF 286 million, contrary to the HUF –102 million one year earlier. The positive operational cash-flow and the moderate level of investments enabled the Company to decrease its net debt by HUF 458 million.

The Board of Directors perceived on time the unfavorable processes showing up in several areas of the operation of the Group and decided to execute quick and effective measures. In order to speed up the reorganization of the Company the Board of Directors decided to appoint a new CEO on February 3, 2004, which was followed by the shaping up and the announcement of the strategy, as well as the personal and organizational reform of the Company's management, implementation of cost cutting and reorganization measures, the impacts of which will show up only from the second quarter.

The management still maintains its planned figures for 2004 determined at the end of March, which were HUF 3.6 billion EBITDA and small positive net income.

Highlights

in HUF million

	Q1 2004	Q1 2003	Index (%)	2003 audited	2002 audited	Index (%)
Net sales	**6 051**	**5 766**	**104.9**	**26 375**	**26 973**	**97.8**
Cost of sales	4 516	4 033	112.0	18 477	19 086	96.8
Margin	1 535	1 733	88.6	7 899	7 887	100.1
Margin level	*25.4%*	*30.1%*		*29.9%*	*29.2%*	
EBITDA *	**251**	**680**	**36.9**	**2 948**	**3 142**	**89.1**
EBITDA level	*4.1%*	*11.8%*		*11.2%*	*12.3%*	
EBIT *	**-375**	**34**	**-1 102.9**	**344**	**547**	**48.2**
Net profit	**-405**	**-350**	**115.7**	**-1 844**	**-959**	**192.2**
Operational cash-flow	286	-102	-280.4	1 927	2 516	76.6
Net investments	137	610	22.5	2 024	1 334	151.7
Net debts	7 115	7 813	91.1	7 573	7 075	107.0
Personnel	**2 028**	**1 965**	**103.2**	**2 000**	**2 072**	**96.5**
Sales revenue per employee **	11.93	11.74	101.6	13.19	13.02	101.3
Number of shares, end of period	4 210 931	4 086 650		4 210 931	4 086 650	
Average number of shares	4 210 931	4 086 650		4 174 973	4 118 355	
EBITDA per share ***	59.6	166.4	35.8	721.0	762.9	94.5
Net profit per share ***	-96.2	-85.6	112.3	-441.7	-232.9	189.7
Shareholders' Equity per share ***	3 384.5	3 902.0	86.7	3 474.1	3 994.2	87.0
Operational cash-flow per share ***	67.9	-25.0	-272.1	461.6	608.0	75.6
Average EUR/HUF in the period	260.31	243.63		253.51	242.97	
EUR/HUF, end of period	248.92	246.84		262.23	235.90	

* the profits or losses on trade debtors and trade creditors accounts were reclassified to the financial accounts which has an impact on the amount of EBIT and EBITDA. The impacts of the reclassification during 2003 are presented in the attachment.
** consolidated net sales projected for a year
*** presented in HUF

The Q1 2004 Flash Report of Pannonplast Plc.
Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

In the following pages we present the performance of the business lines of the Pannonplast Group according to the new strategy of Pannonplast Plc. The figures presented here are not directly comparable to the business unit figures published in the past, because of the realignment of the subsidiaries. At the end of the Flash Report, for your information, we present the business line figures for the reporting periods of last year analogous to the below. The figures presented in the business line partitions (1-4 points) are non-consolidated and they do not contain the data of the central administration.

1. Consumer packaging strategic business line

- Pannunion Kft.
- Unical
- Almand Kft.
- Pannon-Effekt Kft.
- Interagropack
- TU-Plast Kft.

The Consumer packaging business line contains the activities of the above subsidiaries, which gave 41% of the net sales of Pannonplast Group in 2003. The new strategy appointed Kaposplast and Recyclen, which earlier belonged to the consumer packaging business unit, for short-term divestment. These companies are presented under separate point, as companies under divestment process.

We managed to realize further increase in the relatively stable market for packaging materials in the first quarter of 2004. Total net sales of the strategic business line increased by about HUF 150 million, or by 5.8% in strong market competition. Net sales of the tube-maker TU-Plast and the Ukrainian Interagropack increased above average, nearly by 20%. The net sales of Pannunion, Almand and the Romanian Unical did not changed significantly compared to the first quarter of 2003.

The performance of Pannon-Effekt, which increased its net sales by 30%, cannot be compared directly to its previous year's figures, because it had taken over part of the activities of Pannon-Tara, which had been liquidated since. The extended activity of Pannon-Effekt was also followed by a staff-increase, which largely explains the increasing total number of employees in the business line. The increase of staff at Pannon-Effekt was not followed by the proportional increase of the net sales and the margin. Because of the worsening results, Pannonplast Plc. appointed a new executive for the company effective from April 1 and decided on a reorganization resulting in 25% decrease in personnel.

Despite the minimal decrease in the margin level of the business line, the amount of the margin increased by nearly 5% compared to the first quarter of 2003.

The total operating profit of the business line was only 62% of the EBIT of the first quarter of 2003, which was mainly caused by the operating loss of Pannon Effekt.

Highlights

in HUF million

Consumer packaging	Q1 2004	Q1 2003	Index (%)	2003 audited	2002 audited	Index (%)
Net sales	**2 663**	**2 516**	**105.8**	**10 775**	**9 996**	**107.8**
Cost of sales	1 916	1 804	106.2	7 623	7 109	107.2
Margin	747	712	104.9	3 152	2 887	109.2
Margin level	*28.1%*	*28.3%*		*29.3%*	*28.9%*	
EBITDA	**343**	**389**	**88.2**	**1 707**	**1 553**	**109.9**
EBITDA level	*12.9%*	*15.5%*		*15.8%*	*15.5%*	
EBIT	**76**	**122**	**62.3**	**622**	**494**	**125.9**
Operational cash-flow	170	425	40.0	1 063	1 208	88.0
Fixed asset investment	113	132	85.6	663	686	96.6
Personnel	**735**	**681**	**107.9**	**742**	**685**	**108.3**
Sales revenue per employee *	14.49	14.78	98.1	14.52	14.59	99.5

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

2. Engineering plastics strategic business line

- Moldin Kft.
- Moldin 2000 Rt.
- Dexter Rt.

The engineering plastics business line contains the activity of the above companies. The former Injection molding technology cluster included also the performance of Pannon-Tara and Pannon-Karbantartó, therefore the business unit figures presented earlier are not directly comparable to the figures presented here.

In the engineering plastics business line the increase in the production of higher margin products did not reach the expectations, while the production of lower margin products (DVD, LCD monitor) increased compared to the plans. The business line realized nearly 10% higher net sales in the first quarter of 2004 than in the same period of 2003. Both Moldin and Moldin 2000 increased their net sales, Moldin 2000 by more than 40%. At the same time, the net sales of the toolmaker Dexter was 55% lower than the figure in 2003.

Despite the increasing net sales, the profitability of the business line worsened significantly in comparison with the first quarter of 2003. The margin level decreased at all three companies, it reached 12.8% at business line level. In addition to the change in market demand, the decrease of the margin level was significant because of the higher defect rate, longer downtime periods and higher overtime payments at Moldin showing up during introduction of new products, which caused the increase in cost level, and the total reorganization of Dexter. In addition to the decreasing margin the S, G & A costs of the companies also increased because of the increase of output and personnel at Moldin 2000 and because of reclassifications at Moldin due to the unified cost allocation guidelines effective from mid-2003.

The operating loss of the three companies increased to HUF 319 million. The business line was loss-maker also on EBIDA level in the first quarter. At the same time, cash-flow position was positive in the period due to the seasonal decrease in the net working capital.

Because of the business line's performance, which was below expectations, Pannonplast Plc. took measures to cease the loss-making and low margin activities and to decrease the number of employees. The increase in staff compared to December 31, 2003, which was not justified by the change of net sales, was resulted by the employment of part of the previously hired workers. The total number of workers within the business line decreased by 104, or by 12.3% in the first quarter.

The management of Pannonplast has started to transform the organization of the business line and decided on the merger of the two Moldin companies with a company seat in Székesfehérvár, under the name Pannonplast Engineering Plastics Plc.

After the decided 50% staff reduction, the analysis of the business processes at Dexter Rt continues further. The accelerated reorganization of the business line became necessary in the second and the third quarter to eliminate the loss and the unfavorable processes of the first quarter.

Highlights

in HUF million

Engineering plastics	Q1 2004	Q1 2003	Index (%)	2003 audited	2002 audited	Index (%)
Net sales	**1 719**	**1 567**	**109.7**	**7 212**	**7 498**	**96.2**
Cost of Sales	1 499	1 214	123.5	5 655	5 943	95.2
Margin	220	353	62.3	1 557	1 555	100.1
Margin level	*12.8%*	*22.5%*		*21.6%*	*20.7%*	
EBITDA	**-122**	**158**	**-77.2**	**-410**	**563**	**-72.8**
EBITDA level	*-7.1%*	*10.1%*		*-5.7%*	*7.5%*	
EBIT	**-319**	**-33**	**966.7**	**-1 122**	**-216**	**519.4**
Operational cash-flow	381	-487	-78.2	-748	-264	283.3
Fixed asset investments	47	122	38.5	1 265	273	463.4
Personnel	**633**	**552**	**114.7**	**594**	**634**	**93.7**
Sales revenue per employee *	10.86	11.36	95.7	12.14	11.83	102.7

* projected [illegible]

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

3. Financial investments

- Pannonpipe Kft
- Pipelife-Romania
- Polifoam Kft
- FCI Kft

According to the new strategy of Pannonplast, the above companies are non-strategic investments.

The net sales of the companies increased significantly compared to last year's figures. Especially the increase in Pannonpipe's net sales was significant. However, the increase in net sales was not followed by improving profitability, the companies reached significantly lower margin level compared to that in the previous year. At Pannonpipe, the margin level decreased by about one fifth. The total operating profit of the companies decreased by about one third compared to the basis period's figure, however their performance on EBITDA level is still significant. The low figures of the first quarter in comparison with the whole previous year reflect the seasonality of the business line.

Highlights

in HUF million

Financial investments	Q1 2004	Q1 2003	Index (%)	2003 audited	2002 audited	Index (%)
Net sales	**1 541**	**1 355**	**113.7**	**7 526**	**7 576**	**99.3**
Cost of sales	1 055	854	123.5	4 873	4 855	100.4
Margin	486	501	97.0	2 654	2 721	97.5
Margin level	*31.5%*	*37.0%*		*35.3%*	*35.9%*	
EBITDA	**107**	**111**	**96.4**	**1 002**	**1 100**	**91.1**
EBITDA level	*6.9%*	*8.2%*		*13.3%*	*14.5%*	
EBIT	**18**	**28**	**64.3**	**661**	**748**	**88.4**
Operational cash-flow	245	-95	-257.9	496	172	288.4
Fixed asset investment	16	71	22.5	317	282	112.4
Personnel	**437**	**438**	**99.8**	**438**	**450**	**97.3**
Sales revenue per person *	14.11	12.37	114.0	17.18	16.84	102.1

* projected for a year

4. Companies under divestment process

- Kaposplast Kft
- Multicard Kft
- MÜKI Kft.
- Pannonplast Karbantartó Kft
- Recyclen Kft

Pannonplast Plc. appointed the above companies for short-term divestment. The total non-consolidated net sales of the companies was HUF 1,455 million in 2003. With the omission of the intra-group turnover their total net sales did not reach 5% of the consolidated net sales therefore in case of their successful sale the change in sphere of consolidation will not be significant.

The number of employees at the companies was 192 at the end of 2003, which represents 10% of Pannonplast Group's personnel.

In the first quarter of 2004 the total, non-consolidated net sales of the companies amounted to HUF 371 million, their EBIT is still negative.

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

5. Financial analysis

5.1. Income statement

The Company's consolidated net sales reached HUF 6,051 million in the first quarter of 2004, which is 4.9% higher than last year's value. The amount of exports was HUF 2,521 million, 41.7% of total net sales, which means a 9.6% increase compared to that in the base period. In comparison with the last quarter of 2003 the change indicates a 19.3% decline that can be explained by the lower level of supplies for the construction industry on one part and by a bigger part the decrease in net sales of the engineering plastics business line. In both business lines the first three months of the year is seasonally weak.

The ratio of cost of sales changed unfavorably compared to the base period. The amount of gross margin was HUF 1,535 million, which lagged behind the amount of the first quarter of 2003 by HUF 200 million. The rate of gross margin decreased to 25.4%. The decrease in margin level was mainly caused by the weaker performance of the engineering plastics strategic business line and by the decrease in the margin level of the financial investments.

The S,G & A costs amounted to HUF 1,795 million, which means a 11.1% increase compared to the first quarter of 2003. In the past period the question of decreasing the S,G& A costs was paid by extreme attention but the effects of the taken measures and programs could not be experienced in the first quarter because of the occurring one-time costs. Within one-time costs the expenditures relating to lay-offs and manager changes were significant, these amounted to HUF 92 million in the first quarter of 2004. The subsidiaries reported some further HUF 50 million one-time costs. The value of S, G & A costs corrected by one-time costs also show an increase, where the most important item was the increase in administrative costs of Moldin and Moldin 2000 compared to that in last year and which occurred partly due to the higher level output.

The balance of other expenses and income was HUF 31 million lower than the figure of the first quarter of 2003. The reason of the decrease was a HUF 50 million one-time provision. In the first quarter of 2004 the most important items were the follow-up allowances within the income. Within expenses the most important items were the local taxes and the generated provisions.

Operating income (EBIT) amounted to a loss of HUF 375 million in the first quarter, which means a HUF 409 million decrease compared to the first quarter of 2003. The main factors behind turning to loss at operating level were the above-explained decreasing amount of margin (HUF 198 million), the significant amount of one-time items (about HUF 140 million) and the HUF 50 million provisions.

The significant operating loss of the engineering plastics strategic business line played an important role in the loss occurring on EBIT level, which operated with increasing S, G & A costs beside the seasonally low turnover and margin amount.

Because of the significant operating loss the consolidated EBITDA fell to one-third of the base period's value. The engineering plastics business line was loss-making also on EBITDA level.

The result of financial operations improved significantly in the first quarter of 2004, which was mainly caused by FX gains on the revaluation of FX bank loans. While the company suffered a HUF 231 million FX loss on its bank loans in the first quarter of 2003, in 2004 it accounted a HUF 280 million non-realized FX gain. The effect of realized and non-realized exchange rate changes on the accounts of trade debtors and creditors was a loss of HUF 73 million in the first quarter of 2004. The most important item within the financial expenses was the paid interest in the amount of HUF 151 million.

Earnings from ordinary activities including the financial income was a loss of HUF 339 million, which exceeds the figure of the first quarter of 2003 by 30%.

The balance of non-operational items amounted to HUF 4 million. The total corporate tax was HUF 30 million. The amount of minority interests was HUF 40 million from the period's result that is almost the same as in the base year.

The Company's consolidated net income was a loss of HUF 405 million as a result of the above factors, which is higher than the loss in the first quarter of 2003 by approximately the volume of the generated provisions.

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

5.2. Balance sheet

Within fixed assets the remarkable decrease in intangible assets compared to the end of the base period was caused by the extraordinary write-off following the termination of metal processing activity at Moldin 2000 at the end of 2003.

The HUF 1,130 million decrease in tangible assets compared to that in the base period was caused by the above-planned depreciation relating to the extraordinary write-offs at Moldin Ltd. and Moldin 2000 Plc. and the merger of Pannon-Tara and Pannon-Effekt, and partly by the amount of depreciation exceeding investments. In the first quarter of 2004 the amount of tangible assets decreased by HUF 454 million, which can be explained by the remarkably lower volume of investments compared to the depreciation.

The volume of current assets was HUF 227 million or 2% lower in comparison with the figure at the end of March in 2003. Within current assets the value of trade debtors decreased significantly, the rate of decrease exceeded 13%. At the same time other receivables increased, the most significant items in this row were different tax receivables (VAT, corporate tax), the amount of which increased by 32.6% to above HUF 1 billion. The change in inventories was not remarkable in the investigated period. In the first half of 2004 the amount of both the trade debtors and the other receivables declined, by a total of HUF 1 billion.

The Company's shareholders' equity decreased by HUF 1,694 million or 10.6%. This decrease was caused by the significant loss realized in the past 12 months. The book value of **shareholders' equity** amounted to **HUF 14,252 million** on 31 March 2004. Minority interest was under the base period's figure, HUF 1,516 million. In the first half of 2004 the amount of shareholders' equity further decreased, meanwhile the amount of minority interest increased by approximately 3% owing to the profitable operation of the companies belonging here.

The amount of long-term liabilities increased to HUF 1,063 million from the base year's HUF 903 million, which was mostly due to the long-term debt raised by Moldin 2000 Plc.

The total volume of the Company's short-term and long-term debts decreased by HUF 598 million compared to the base figure, to HUF 8,146 million. The ratio of debt to shareholders' equity fell to 57.2%. The decrease in debts was HUF 467 million in the first half of 2004.

The trade creditors did not change significantly in comparison with the base period. However, in the first quarter of 2004 the change is remarkable, the volume of trade creditors decreased by more than HUF 600 million. Similarly to the decrease in trade debtors, the reason was the settlement of receivables and payables that occurred in the seasonally strong fourth quarter.

The volume of other short-term liabilities did not change significantly. The most important items here were the salary and social security liabilities and the deferred items. Most of the deferred items are made of deferred amounts of subsidies.

5.3. Cash-flow

The Company's cash-flow changed favorably in the first quarter of 2004. The amount of cash from operations was HUF 286 million despite the significant accounting loss. The decrease in receivables played an important role in the positive operational cash-flow, that was partly counterbalanced by the decrease in trade creditors. The new investment expenditures amounted to HUF 216 million, while the sale of tangible assets no longer necessary for the production amounted to HUF 78 million so the net cash need for CAPEX was HUF 137 million only. The positive operational cash-flow and the low level of net investments enabled the company to decrease its debt. As a result of the above factors, Pannonplast Plc' cash flow was a negative HUF 141 million, while the closing balance of liquid assets (corrected by the amount of overdraft loans) was HUF 659 million.

6. Others

6.1 Financing issues

Pannonplast Plc's EUR 17.1 million club loan granted on October 9, 2000 has expired on October 9, 2003. On March 31, 2004 the loan amount was EUR 11.2 million. The banks participating in the financing prolonged the loan facility on 7 May 2004 until 30 June 2004. The liability is enlisted among the short-term debts in the company's balance sheet.

The company accepted the indicative offer of the three banks participating in refinancing on 7 May 2004. The condition for signing the agreement of refinancing is the approval of the decision-makers of the banks and the preparation of the legal documentation. According to Pannonplast Plc's management the loan facilities may be signed until end-June.

6.2 Investments, developments

During the first quarter of 2004 the company has spent a net of HUF 137 million on investments. The amount, which was lower than the previous years' level, included the maintaining investments at the certain subsidiaries.

In a total HUF 216 million amount of investments the most significant items were the investments of Pannunion, Almand and Moldin 2000.

6.3 Corporate events

The Board of Directors appointed Mr. Csaba Zoltán as chairman and CEO of the company on February 3, 2004.

On February 3, 2004 Mr. János Illéssy resigned from his Board membership, and on February 6, 2004 Ms. Judit Martényi, president of the Supervisory Board has also resigned. Ms. Judit Martényi stayed in her position until the date of the AGM of April 29, 2004. Prior to the AGM the other two members of the Supervisory Board has also handed in their resignation making it possible for the company to set up a completely new Supervisory Board.

The company's AGM held on April 29, 2004 elected Mr. Attila Chikán and Mr. Péter Kaderják as members of the Board of Directors and Mr. Gyula Bakacsi, Ms. Eszter Kiss, Ms. Klára Deák, Mr. Gábor Győző and Mr. Géza Lenk as members of the Supervisory Board. On its first session the Supervisory Board elected Ms. Klára Deák as its president.

On February 9, 2004 the company's chairman and CEO appointed Mr. Krisztián Orbán as Strategy Director, on March 2, 2004 Mr. Dénes Gyimóthy as CFO and Mr. László Blága as Investments Director. On May 10, 2004, the appointment of Mr Roland Palkó as Sales and Marketing Director and Mr. Balázs Szabó as Production Director took place. This way the structure of the new management of the company was finalized.

The detailed list of senior officers is contained in Annex TSZ3.

Since the general meeting on November 3, 2003 two important shareholders have announced the decrease in their stake in Pannonplast Plc. On the basis of Britton Ltd's official announcement on December 10, 2003 its stake in Pannonplast Plc. fell under 5%. Karsai Holding announced the decrease of its stake below 10% on January 27, 2004 and on April 22, 2004 it fell below 5%. Lazarus Vagyonkezelő Plc. announced on April 13, 2004 that it acquired a 6.7% ownership in the company.

The registration of the decisions of the EGM held on 3 November 2003 into the Court of Registry took place on February 6, 2004.

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

6.4 Employees

The total number of employees of the Group was 2,028 on March 31, 2004, which means an increase of 28 people compared to December 31, 2003 and an increase of 63 in comparison with the figure on March 31, 2003. The reason of the increase in the first quarter of 2004 was the employment of hired workers at the Moldin subsidiaries. In favor of comparability we present the change in the number of the company's employees and hired workers in the following chart. The 5% decrease of the total workforce (employees and hired workers) was in accordance with the cost-cutting measures. The number of employees at the foreign subsidiaries was 213 on March 31, 2004.

	December 31, 2003			March 31, 2004			change		
	Own	Hired	Total	Own	Hired	Total	Own	Hired	Total
Pannonplast Plc.	34	0	34	30	0	30	-4	0	-4
Pannonplast Group	2 000	303	2 303	2 028	162	2 190	+28	-141	-113

6.5 Changes in the registered capital, management and organization of the Company

On December 31, 2003 the company's registered capital amounted to HUF 421,093,100, which remained unchanged during the first quarter of 2004.

During the investigated period there was no treasury shares in the company's ownership.

In 2004 Deloitte Ltd. was elected as auditor for three years, as well as new members were elected by the shareholders for the Board of Directors and the Supervisory Board. Information relating to the new officers are detailed in 6.3.

In accordance with the legal regulations we hereby declare that the figures and statements in this report are true and that the report does not withhold any facts that may be material in evaluating the company's position.

Budapest, May 13, 2004

The Board of Directors of
Pannonplast Plc.

The management of Pannonplast Plc. holds a press conference for the journalists and the analysts on the first-floor auditorium of the Budapest Stock Exchange (1052 Budapest, Deák Ferenc u. 5.) at 10 a.m. on May 13, 2004.

The Q1 2004 Flash Report of Pannonplast Plc.
Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

Attachment

The following chart presents the business units' data published last year reclassified to the business line structure determined by the new strategy. The figures are non-consolidated and do not include the data of the central management and MÜKI Ltd.:

Sales and EBIT of the business lines

in HUF million

	Sales				EBIT			
	Q1 2003	H1 2003	Q1-3 2003	2003 audited	Q1 2003	H1 2003	Q1-3 2003	2003 audited
Consumer packaging	2 516	5 199	8 038	10 775	122	286	525	622
Engineering plastics	1 567	2 547	4 385	7 212	-33	-113	-176	-1 122
Financial investments	1 355	3 472	5 675	7 526	28	221	531	661
Other *	490	981	1 374	1 731	-9	-36	-37	-96
Total	**5 928**	**12 199**	**19 472**	**27 245**	**108**	**358**	**843**	**65**

* Includes the data of Pannon-Tara Ltd, because Pannon-Effekt Ltd has not taken over the whole of its activity

The following chart presents the effects of reclassification of FX loss or FX gain on trade debtors and creditors from the other income/expense line to the financial line referring to the income statements published during 2003. Changes only took place on these rows, however this has an effect on the amount of operating profit (EBIT) and EBITDA. In each period the first column contains the published income statement, the second, highlighted column the income statement made by the reclassification of the FX gains and FX losses.

The effect of reclassification of FX gain

HUF million

	Q1 2003	**Q1 2003**	H1 2003	**H1 2003**	Q1-3 2003	**Q1-3 2003**	2003 audited	**2003 audited**
Sales revenue	5 766	**5 766**	11 860	**11 860**	18 881	**18 881**	26 375	**26 375**
Cost of Sales	4 033	**4 033**	8 271	**8 271**	13 123	**13 123**	18 476	**18 476**
Gross margin	1 733	**1 733**	3 589	**3 589**	5 758	**5 758**	7 899	**7 899**
S,G&A	1 615	**1 615**	3 401	**3 401**	5 150	**5 150**	7 052	**7 052**
Other expenses	173	**116**	449	**277**	519	**403**	1 204	**1 049**
Other income	135	**32**	472	**209**	423	**265**	763	**546**
A. EBIT	80	**34**	211	**120**	512	**470**	406	**344**
Financial income	11	**114**	31	**294**	48	**206**	74	**291**
Financial expenses	351	**408**	928	**1 100**	750	**866**	1 161	**1 316**
B. Result of financial operations	-340	**-294**	-897	**-806**	-702	**-660**	-1 087	**-1 025**
C. Operating profit before tax	-260	**-260**	-686	**-686**	-190	**-190**	-681	**-681**
D. Extraordinary result	5	**5**	-36	**-36**	-75	**-75**	-932	**-932**
E. Income before tax	-255	**-255**	-722	**-722**	-265	**-265**	-1 613	**-1 613**
Income tax	47	**47**	110	**110**	272	**272**	85	**85**
F. After tax income	-302	**-302**	-832	**-832**	-537	**-537**	-1 698	**-1 698**
Minority interest	48	**48**	85	**85**	140	**140**	146	**146**
G. Net result	-350	**-350**	-917	**-917**	-677	**-677**	-1844	**-1 844**

Data sheets

Company name: PANNONPLAST Industries PLC.
Company address: H-1225 Budapest, Nagytétényi út 216-218.
Sector: Plastic processing
Period: Q1 2004
Phone: (36-1) 207-1808
Fax: (36-1) 207-1464
E-mail: denes.gyimothy@pannonplast.hu
Investor relations: Mr. Dénes Gyimóthy

1.1 Data sheets relating to financial statements

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting standards	Hungarian		IFRS	X	Other	

PK2. Subsidiaries involved in consolidation

Name	Shareholders' Equity/Capital	Stake (%)	Voting rate [1]	Listing [2]
Pannonpipe Ltd.	2873.5	50.0	50.0	K
Moldin Ltd.	2692.4	100.0	100.0	L
Pannunion Ltd.	2220.7	100.0	100.0	L
Tu-Plast Ltd.	931.8	60.0	60.0	L
Dexter Plc.	868.0	92.7	92.7	L
Polifoam Ltd.	754.1	51.0	51.0	L
Moldin 2000 Plc.	710.0	100.0	100.0	L
Almand Ltd.	512.7	100.0	100.0	L
FCI Ltd.	420.0	58.0	58.0	L
Multicard Ltd.	400.0	100.0	100.0	L
Unical Ltd.	241.4	100.0	100.0	L
Interagropak Ltd.	242.3	51.0	51.0	L
Pannon-Effekt Ltd.	311.0	100.0	100.0	L
Kaposplast Ltd.	310.0	100.0	100.0	L
Recyclen Ltd.	216.8	100.0	100.0	L
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	L
MÜKI Ltd.	40.0	100.0	100.0	L
Karbantartó Ltd.	41.2	100.0	100.0	L

[1] Voting rate ensuring the possibility of participating in making decisions at the AGM of the subsidiary involved in consolidation

[2] Fully controlled (F); Jointly managed (J); Affiliated (A)

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

PK3. IFRS consolidated BALANCE SHEET (in HUF million)

	31.03.2004	*31.03.2003*	*Index (%)*
A. Fixed assets	**17 053**	**19 016**	**89.7**
Intangible assets	1 003	1 824	55.0
Tangible assets	16 036	17 166	93.4
Investments	14	26	53.8
B. Total current assets	**11 269**	**11 496**	**98.0**
Inventories	3 783	3 686	106.8
Trade debtors	6 455	6 879	93.8
Securities, cash and deposits	1 031	931	110.7
TOTAL ASSETS	**28 322**	**30 512**	**92.8**
D. Total Shareholders' Equity	**14 252**	**15 946**	**89.4**
Share capital	421	421	100.0
Capital reserves, retained earnings	14 236	15 875	89.7
Retained earnings	-405	-350	115.7
Minority interests	1 516	1 569	96.6
Deferred income	0	0	0
F. Total Liabilities	**12 554**	**12 997**	**96.6**
Long-term liabilities	1 063	903	117.7
Short-term liabilities	11 491	12 094	95.0
- Trade creditors	3 351	3 231	103.7
- Short-term debts	7 083	7 841	90.3
- Other short-term liabilities	1 057	1 022	103.4
Total S/E and Liabilities	**28 322**	**30 512**	**92.8**

PK4. IFRS consolidated INCOME STATEMENT (in HUF million)

	Q1 2004	*Q1 2003*	*Index (%)*
Sales	6 051	5 766	104.9
Cost of Sales	4 516	4 033	112.0
Gross margin	**1 535**	**1 733**	**88.6**
S,G& A	1 795	1 615	111.1
Other expenses	160	116	137.9
Other income	45	32	140.6
A. Operating income (EBIT)	**-375**	**34**	**-1 102.9**
Financial income	333	114	292.1
Financial expenses	297	408	72.8
B. Result of financial operations	**36**	**-294**	**-12.2**
C. Earnings from ordinary activities	**-339**	**-260**	**130.4**
D. Extraordinary result	**4**	**5**	**80.0**
E. Income before tax	**-335**	**-255**	**131.4**
Income tax	**30**	**47**	**63.8**
F. After tax income	**-365**	**-302**	**120.9**
Minority interest	40	48	83.3
G. Net result of the period	**-405**	**-350**	**115.7**

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

PK5. IFRS consolidated CASH-FLOW STATEMENT (in HUF million)

	Q1 2004	*Q1 2003*
After tax income	-405	-350
Depreciation	626	646
Changes in working capital	301	-420
Other operating adjustment	-236	22
Cash from operation	**286**	**-102**
Purchase of fixed assets	-216	-622
Sales of fixed assets	78	12
Other cash from investment activity	1	0
Cash from investment activities	**-137**	**-610**
Change in long-term debt	0	54
Change in short-term debt	-319	660
Dividend	0	0
Other cash from financing activities	29	-27
Cash from financing activities	**-290**	**687**
Net change in cash	-141	-25
Cash on hand, beginning of period	800	956
Cash on hand, end of period	**659**	**931**

PK6. Major Off-Balance-Sheet Items: There is no such item

1.2 Data Regarding Shareholding Structure and Ownership

RS1. Ownership structure, stake and voting rate

Owned by	Total shareholders' equity					
	Beginning of period			End of period		
	%[2]	%[3]	pcs	%[2]	%[3]	pcs
Domestic institutional	65.57	65.57	2,760,898	60.88	60.88	2,563,793
Foreign institutional	14.95	14.95	629,727	17.42	17.42	733,494
Domestic individuals	18.03	18.03	759,065	21.12	21.12	889,227
Foreign individuals	0.22	0.22	9,440	0.24	0.24	10,220
Employees, seniors	1.14	1.14	47,976	0.19	0.19	8,013
Treasury shares	0.00	0.00	0	0.00	0.00	0
Government Body[1]	0.09	0.09	3,825	0.15	0.15	6,184
International Development Institutions	-	-		-	-	
Other	-	-	-	-	-	-
Total	100.00	100.00	4,210,931	100.00	100.00	4,210,931

[1] Public administration
[2] Stake
[3] Voting rate ensuring the possibility of participating in making decisions at the Company's AGM

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

RS2. Number of treasury shares (pcs) in the current year

	1 January	31 March	30 June	30 September	31 December
Pannonplast Plc.	0	0			
Subsidiaries	0	0			
Total	0	0			

RS3. Owners holding more than 5% of shares (end of period)

Name	Nationality [1]	Activity [2]	Amount (pcs)	Stake (%) [3]	Voting rate (%) [3,4]	Remarks [5]
Pevdi Divat Ltd	D	I	470 061	11.16	11.16	
Karsai Holding Plc	D	I	385 392	9.15	9.15	

[1] Domestic (D), Foreign (F)
[2] Custodian (C), State-owned (S), International Development Institution (ID), Institutional (I), Business Company (BC), Private (P), Employee, executives (E)
[3] Rounded to two digits
[4] Voting rate ensuring the possibility of participating in making decisions at the Company's AGM
[5] e.g..: professional investor, financial investor, etc.

1.3 Data Sheets Regarding the Company's Organization and Activity

TSZ2/1. Changes in the number of fully-employed employees

	31.03.2003	01.01.2004	31.03.2004
Pannonplast Plc.	40	34	30
On Group level	1 965	2 000	2 028

TSZ3. Senior executives and employees in strategic positions

On February 3, 2004 Mr. János Illéssy resigned from his Board membership. The three members of the Supervisory Board, Ms. Judit Martényi, Mr. József Maros and Mr. Antal Monostori also resigned with the date of the AGM. The Annual General Meeting held on April 29, 2004 elected as members of the Board of Directors Mr. Attila Chikán and Mr. Péter Kaderják. The six members of the Board with the exception of Mr. Csaba Zoltán, chairman and CEO are regarded as independent directors. The five members of the Supervisory Board elected by the shareholders are: Mr. Gyula Bakacsi, Ms. Klára Deák, Mr. Gábor Győző, Ms. Eszter Kiss and Mr. Géza Lenk. The new Supervisory Board elected Ms. Klára Deák as its president.

In the course of 2004 among employees in strategic positions Mr. Ervin Nemesdy, VP, Controlling left the Company. From February 9, 2004 Mr. Krisztián Orbán has been working for the Company as Strategy Director, from March 1, 2004 Mr. László Blága as Investments Director, from March 30, 2004 Mr. Dénes Gyimóthy as CFO and from May 10, 2004 Mr. Roland Palkó as Sales and Marketing Director. In addition to his managing director position at Pannunion Ltd., from May 10, 2004 Mr. Balázs Szabó has been charged with the duties of a Production Director.

The following chart reflects the status on May 12, 2004.

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

Feature [1]	Name	Position	Beginning of the mandate	End of the mandate	Owned shares (pcs)
BoD, SP	Mr. Csaba Zoltán	chairman and CEO	03.11.2003	02.11.2006	0
BoD	Mr. Péter Kaderják	member	29.04.2004	2007 year-end AGM	0
BoD	Mr. Attila Chikán	member	29.04.2004	2007 year-end AGM	0
BoD	Mr. Gábor Ujlaki	member	29.04.2002	2005 year-end AGM	0
BoD	Mr. Gyula Pázmándi	member	30.04.2003	2006 year-end AGM	0
BoD	Mr. László Molnár	member	03.11.2003	02.11.2006	0
SB	Ms. Klára Deák	President	29.04.2004	2007 year-end AGM	0
SB	Mr. Gyula Bakacsi	member	29.04.2004	2007 year-end AGM	0
SB	Mr. Gábor Győző	member	29.04.2004	2007 year-end AGM	0
SB	Ms. Eszter Kiss	member	29.04.2004	2007 year-end AGM	0
SB	Mr. Géza Lenk	member	29.04.2004	2007 year-end AGM	0
SP	Mr. Krisztián Orbán	Strategy Director	09.02.2004	Indefinite	0
SP	Mr. Dénes Gyimóthy	CFO	30.03.2004	Indefinite	0
SP	Mr. Roland Palkó	Sales and Marketing Director	10.05.2004	Indefinite	0
SP	Mr. Balázs Szabó	Production Director	10.05.2004	Indefinite	40
SP	Mr. László Blága	Investments Director	01.03.2004	Indefinite	0
SP	Ms. Erika Jilling	Finance leader	01.06.2001	31.05.2005	0
SP	Mr. Gyula László	Head of business line	01.09.1999	31.12.2004	60
SP	Mr. Árpád Veress	Head of business line	01.01.2003	30.09.2005	7
T O T A L shares owned by the employees (pcs):					107

[1] Employee in strategic position (SP), Member of the Board of Directors (BoD), Member of the Supervisory Board (SB)

1.4 Data Regarding Extraordinary Announcements

ST1. Extraordinary Announcements Published During the Period

Date	Place of publishing	Feature, brief content
07.01.2004	Magyar Tőkepiac, BSE	Court of Registry decisions
09.01.2004	Magyar Tőkepiac, BSE	Technical prolongation of Pannonplast Plc's club loan
03.02.2004	Magyar Tőkepiac, BSE	Profit warning, personal changes
04.02.2004	Magyar Tőkepiac, BSE	Resignation of Board member
05.02.2004	Magyar Tőkepiac, BSE	János Illéssy purchased Pannonplast shares
09.02.2004	Magyar Tőkepiac,	Appointment of Strategy Director at Pannonplast Plc.

Investor Relations: Mr. Dénes Gyimóthy
Phone: 207-1808 Fax: 207-1464 E-mail: denes.gyimothy@pannonplast.hu

	BSE	
10.02.2004	Magyar Tőkepiac, BSE	Resignation of President of SB of Pannonplast Plc.
02.03.2004	Magyar Tőkepiac, BSE	Personal changes at Pannonplast
09.03.2004	Magyar Tőkepiac, BSE	Technical prolongation of Pannonplast Plc's club loan
12.03.2004	Magyar Tőkepiac, BSE	Pannonplast closes its 2003 year treasury share transaction
18.03.2004	Magyar Tőkepiac, BSE	Staff reduction at Pannonplast
24.03.2004	Magyar Tőkepiac, BSE	Pannonplast 's new strategy and financial targets for 2004
22.04.2004	Magyar Tőkepiac, BSE	Accelerating reorganization at Pannonplast Plc.
07.05.2004	Magyar Tőkepiac, BSE	Technical prolongation of Pannonplast Plc's club loan
12.05.2004	Magyar Tőkepiac, BSE	The election of the President of the Supervisory Board

Regular announcements	
16.02.2004	Pannonplast Plc's flash report on the year 2003
26.03.2004	Pannonplast Industries PLC's invitation to its AGM
09.04.2004	Amendment for the invitation to Pannonplast Plc's AGM
14.04.2004	Documents for Pannonplast Plc's AGM
15.04.2004	Proposals for the AGM: Consolidated annual report and report of the Auditor
19.04.2004	Proposals for the AGM: Pannonplast Plc's information on its share dematerialization
22.04.2004	About the completion of the annual report
27.04.2004	The decisions of the AGM of Pannonplast Plc.
30.04.2004	Extract of the annual report of 2003
06.05.2004	Annual report of Pannonplast Plc.

Other information	
28.01.2004	Change in the stake of Karsai Műanyagtechnikai Holding Plc. In Pannonplast Plc.
03.02.2004	The person of CEO has changed at Pannonplast Plc
16.02.2004	Announcement of Pannonplast Plc. on the company's 2003 results and the short-term plan of the management
01.04.2004	Statement relating to the responsible company management
14.04.2004	New owner above 5% in Pannonplast Plc.
22.04.2004	Decrease of ownership: Karsai Holding
26.04.2004	Information on the ongoing negotiations with banks
28.04.2004	Statement of the Board of Directors of Pannonplast Plc. on the nominations into the Board of Directors and Supervisory Board.
29.04.2004	Information on the AGM
05.05.2004	Group level sales leader and strengthening controlling at Pannonplast Plc.

PANNONPLAST

Extraordinary announcement

On the closure of Moldin production plant in Szombathely

- **On its yesterday's meeting Pannonplast's Board of Directors decided to close the Szombathely-based plant of Moldin Ltd., which has been making losses for a couple of years**
- **The loss of the Szombathely-based plant was HUF 1 billion last year and it exceeded HUF 220 million in the first quarter of 2004**
- **As a result of the closure Pannonplast has to lay off 230 employees**
- **Pannonplast Engineering Plastics Plc. created by the merger of Moldin Ltd. and Moldin 2000 Plc. with its headquarters in Székesfehérvár (production plants in Székesfehérvár and in Budapest) will continue to be a determining strategic partner of the Company's multinational customers**

The management of Pannonplast had been working on the restructuring and the efficiency improvement of the strategically important engineering plastics production in the past period. Simultaneously to the strategy issues regarding the future of the engineering plastics production, the analysis was extended on each plant of the business line including also Moldin's production plant in Szombathely.
As a result of the intensifying market competition and the globalization, a number of multinational companies in the industry have gradually relocated part of their European production to other regions. As a consequence, in addition to other related companies, the Szombathely-based Moldin has also experienced the continuous decrease of its orders in the past period. Due to the drastic shrinking of the market and as a result the predictably permanent unfavorable capacity-utilization, Pannonplast decided on the closure of Moldin's Szombathely plant. Only taking large losses continuously could have ensured maintaining the production. The production of automotive and other products will be transferred to the plant in Székesfehérvár.

'As part of the reorganization carried out within the framework of the strategy published on 24th of March, Pannonplast continuously evaluates the impacts of the taken measures and depending on the results it decides on the consolidation and operation of the production units and production plants. It's a primary objective that Pannonplast Engineering Plastics Plc. created by the merger of Moldin and Moldin 2000 shall become a balanced, innovative, permanently profit-making company in well-founded markets with the optimal utilization of the available machinery, technology, plants and human resources' declared Mr. Csaba Zoltán, chairman and CEO.

Budapest, May 13, 2004